BC FORM 51-102F3
SECURITIES ACT

MATERIAL CHANGE REPORT

Item 1:	NAME AND ADDRESS OF COMPANY

ENERGY METALS CORPORATION
1238 – 200 Granville Street
Vancouver, BC V6C 1S4

Item 2:	DATE OF MATERIAL CHANGE

January 22, 2007

Item 3:	NEWS RELEASE

January 22, 2007 through the facilities of the Toronto Stock Exchange.

Item 4:	SUMMARY OF MATERIAL CHANGE

Energy Metals Corporation and High Plains Uranium, Inc. announced that effective January 19, 2007, Energy Metals has completed the acquisition of all of the issued and outstanding shares of High Plains by way of an arrangement agreement under the laws of British Columbia and New Brunswick.

Item 5:	FULL DESCRIPTION OF MATERIAL CHANGE

Energy Metals Corporation and High Plains Uranium, Inc. announced effective January 19, 2007, Energy Metals has completed the acquisition of all of the issued and outstanding shares of High Plains by way of an arrangement agreement under the laws of British Columbia and New Brunswick. In order to complete the transaction, High Plains was required to obtain shareholder approval and final court approval, which were obtained on January 9, 2007 and January 11, 2007, respectively. Pursuant to the arrangement agreement, Energy Metals has acquired all of the issued and outstanding common shares of High Plains, on the basis of one EMC share for every 6.2 High Plains shares. Fractional shares will be rounded up. In addition Energy Metals will exchange all of the outstanding employee stock options and warrants of High Plains for employee stock options and warrants of Energy Metals, with appropriate adjustments to the number of shares issuable on exercise and the exercise price.

Energy Metals will be withholding U.S. income tax equal to 10 per cent of the gross fair market value of the shares, warrants and options being issued in exchange for the securities of non-U.S. resident shareholders, optionholders and warrantholders of High Plains. U.S. residents who are registered shareholders can avoid this withholding entirely if they complete and return the letter of transmittal and IRS Form W-9 to Computershare Investor Services Inc, which form was previously mailed to High Plains shareholders, and available on SEDAR, by no later than February 2, 2007 (previously January 26, 2007). U.S. residents who are unregistered shareholders should ensure that IRS Form W-9 is on file with their brokerage or other financial institution holding their shares so that they can make it available to Computershare Investor Services Inc. by no later than February 2, 2007. Computershare Investor Services Inc is the share exchange agent acting on behalf of Energy Metals. The delisting of the shares of High Plains from the Toronto Stock Exchange occurred on January 19, 2007.

The new board of directors of High Plains consists of Tom Parker, Paul Matysek, William Lupien and Grayson Hand. In connection with the acquisition of High Plains, Mr. Philip S. Martin was appointed to the board of directors of Energy Metals. Mr. Martin was previously a director of High Plains. He has a degree in mining from Imperial College, London and an M.B.A. from Cranfield University, England. He has a broad range of experience in the mining industry as well as in mining finance and research.

Paul Matysek, President and CEO of Energy Metals stated “This transaction marks the completion of three business combinations within the last 11 months and continues to solidify our Company as one of the largest uranium resource base holders in the United States.”

As a result of the business combination with High Plains, Energy Metals has increased its substantial Wyoming property position from over 105,000 acres to in excess of 165,000 acres. Energy Metals’ Texas acreage has more than doubled from just under 10,000 acres to 20,000 acres. Energy Metal’s project portfolio now includes property positions covering known areas of uranium in all four of the principal uranium basins in Wyoming, including two properties in Gas Hill, five properties in the Great Divide basin and one property in the Shirley Basin as well as six properties in the only currently producing basin in the state, the Powder River basin. Energy Metals’ South Powder River basin land position has been consolidated with the addition of High Plains’ land position in the basin and Energy Metals’ dominant land position within the northern Powder River basin has been significantly increased.

Energy Metals’ Texas land position now includes the Sejita, Seager-Salvo and Swinney Switch properties, all known for uranium mineralization, and which lie within approximately 100 miles or less from Energy Metals’ licensed Hobson Facility central processing plant. Progress on the rehabilitation and modernization of the Hobson facility is well underway.

Energy Metals has already taken a number of steps to integrate a substantial number of the High Plains technical and management staff into its experienced ISR (in situ recovery) production group lead by Dr. Dennis Stover, Chief Operating Officer of Energy Metals.

Item 6:	RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUCTION 51-102

N/A

Item 7:	OMITTED INFORMATION

N/A

Item 8:	EXECUTIVE OFFICER

Paul Matysek – President & Director Tel: 604-684-9007

Item 9:	DATE OF REPORT

Dated at Vancouver, B.C. this 22nd day of January, 2007.

“Paul Matysek”
___________________________________
PAUL MATYSEK, President & Director